Filed by Applied Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Applied Materials, Inc.; Tokyo Electron Limited

Commission File No.: 000-06920

Date: September 24, 2013

Applied Materials and Tokyo Electron Limited to Combine,

Creating a New Global Innovator to Serve the Semiconductor and

Display Industries

•	All stock transaction creating a new company as a merger of equals with combined market capitalization of approximately $29 billion (¥2.8 trillion)

•	Accelerates development of breakthrough products to address future technology inflections and create greater value for shareholders, customers and employees

•	Tetsuro Higashi to be Chairman; Gary Dickerson to be CEO

•	Expected to be accretive to EPS exiting the first full fiscal year following transaction close with a strong commitment to returning cash to shareholders

•	$3 billion stock repurchase program targeted for first 12 months following completion of transaction

•	Combined company to maintain dual listing on NASDAQ and Tokyo Stock Exchange and dual headquarters in Santa Clara, California and Tokyo, Japan

•	Live press conference in Tokyo at 7:00 p.m. JST and live conference call and webcast today at 8:00 a.m. EDT/5:00 a.m. PDT

Tokyo, Japan, and Santa Clara, Calif., USA September 24, 2013 – Applied Materials, Inc. (NASDAQ: AMAT) and Tokyo Electron Limited (TSE: 8035) today announced a definitive agreement to create a global innovator in semiconductor and display manufacturing technology via an all-stock combination which values the new combined company at approximately $29 billion (¥2.8 trillion). This combination, which has been unanimously approved by the Boards of Directors of both companies, brings together complementary leading technologies and products to create an expanded set of capabilities in precision materials engineering and patterning that are strategically important for customers. The closing of the transaction is subject to customary conditions, including approval by Applied Materials’ and Tokyo Electron’s shareholders and review by regulators. The companies expect the transaction to close in mid to second half of 2014.

Tetsuro Higashi, Chairman, President and CEO of Tokyo Electron said “Today, we are launching a new company and taking a bold step forward for our industry. Built on a foundation of people, technology and commitment, we are creating a truly global company that we believe will expand the value we deliver to our customers and be able to achieve new levels of financial performance.”

Gary Dickerson, President and CEO of Applied Materials said, “We are creating a global innovator in precision materials engineering and patterning that provides our new company with significant opportunities to solve our customers’ high-value problems better, faster and at lower cost. We believe the combination will accelerate our momentum for profitable growth, increase the value we deliver to shareholders, and create great opportunities for our employees.”

The combined organization is intended to accelerate the existing strategic visions of Applied Materials and Tokyo Electron and increase the new company’s opportunity to enable major, future technology inflections and advance customers’ roadmaps in both semiconductor and display. Extraordinary advances in semiconductor and display technology have made it possible to mass produce affordable personal electronics, putting PCs, smartphones, tablets and other amazing devices in the hands of consumers around the world.

Today, the mobility trend is driving a new phase of industry growth and introducing dramatic and fundamental technology changes in the way devices are made. Materials innovation is the most significant lever for customers to drive cost-effective performance gains in mobile chips and displays. With the best and broadest capability in materials engineering, Applied Materials and Tokyo Electron believe this new company will be well-positioned to provide valuable, differentiated device performance and yield solutions that enable the new device architectures and cost-effective scaling that customers need to win.

Said Higashi and Dickerson jointly, “We are building this new company in the spirit of a merger of equals. For five decades, we have each made significant contributions to the semiconductor industry, and we have deep respect for the capabilities that the other brings to this combination. Both companies have a strong heritage of customer service and an enduring commitment to push the boundaries of technology and engineering. We share many common values and are confident we will execute together to achieve our strategic and financial goals.”

As a clear signal of the commitment to create a new global enterprise, the company will have a new name, dual headquarters in Tokyo and Santa Clara, a dual listing on the Tokyo Stock Exchange and the NASDAQ, and will be incorporated in The Netherlands.

The new company will have a shared leadership team. Tetsuro Higashi will serve as Chairman, and Gary Dickerson will serve as Chief Executive Officer. The Board will be made up of eleven directors with five directors appointed by each company and one additional director to be mutually agreed upon. Seven of the eleven directors will be independent. Bob Halliday of Applied Materials will serve as Chief Financial Officer.

Under the terms of the agreement, Tokyo Electron shareholders will receive 3.25 shares of the new company for every Tokyo Electron share held. Applied Materials shareholders will receive 1 share of the new company for every Applied Materials share held. After the close, Applied Materials shareholders will own approximately 68% of the new company and Tokyo Electron shareholders approximately 32%.

The companies expect to achieve $250 million in annualized run-rate operating synergies by the end of the first full fiscal year and $500 million in run-rate operating synergies realized in the third full fiscal year. In addition, the new company expects to realize meaningful savings as a result of the new corporate structure. The new company intends to commence a $3.0 billion stock repurchase program targeted to be executed within 12 months following the close of the transaction. On a non-GAAP basis, taking into account the buyback, the transaction is expected to be EPS accretive at end of the first full fiscal year after transaction close.

Goldman, Sachs & Co. acted as Applied Materials’ exclusive financial advisor, and Weil, Gotshal & Manges LLP, Mori, Hamada & Matsumoto, and De Brauw Blackstone Westbroek acted as legal counsel to Applied Materials. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. acted as Tokyo Electron’s exclusive financial advisor, and Jones Day, and Nishimura & Asahi acted as legal counsel to Tokyo Electron.

More information on the announcement can be found at www.newglobalinnovator.com.

Press Conference Information

Applied Materials and Tokyo Electron will hold a live press conference today at 7:00 p.m. JST at the Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325.

Conference Call and Webcast Information

Applied Materials and Tokyo Electron will also hold a conference call that begins at 8:00 a.m. EDT/5:00 a.m. PDT today. A live webcast will be available on the investor relations page at www.appliedmaterials.com. Dial-in details are also available: 1-877-356-9175 (United States) or 1-706-679-5064 (outside the United States); Conference ID: 70356685.

About Applied Materials

Applied Materials, Inc. (NASDAQ:AMAT) is the global leader in providing innovative equipment, services and software to enable the manufacture of advanced semiconductor, flat panel display and solar photovoltaic products. Our technologies help make innovations like smartphones, flat screen TVs and solar panels more affordable and accessible to consumers and businesses around the world. Learn more at www.appliedmaterials.com.

About Tokyo Electron

Tokyo Electron Limited (TEL), established in 1963, is a leading supplier of innovative semiconductor, flat panel display and photovoltaic panel production equipment worldwide. All of TEL’s semiconductor and flat panel display production equipment product lines maintain high market shares in their respective global segments. TEL has located research & development, manufacturing, sales, and service locations all over the world. http://www.tel.com

Contact Information

Editorial/Media Contacts

Kevin Winston, Applied Materials Corporate Communications

(408) 235-4498 Office

Kevin_winston@amat.com

Joseph Lo, Brunswick Group

+852 (9850) 5033

Jlo@brunswickgroup.com

Investor Relations Contact

Mike Sullivan, Applied Materials Investor Relations

(408) 748-5635 Office

Michael_sullivan@amat.com

Editorial/Media Contact:

Tokyo Electron Limited

Public Relations Group

telpr@tel.com

John Sunley/Dan Underwood/Richard Brown/Ashton Consulting

03 5425 7220

090 7416 0180

jas@ashton.jp

Investor Relations Contact:

Tokyo Electron Limited

Investor Relations Dept.

telir@tel.com

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The

Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.

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